

Advantage Announces 2012 Year End Financial Results and 2012 Year End Corporate Reserves

Solid Production, Successful Well Results and a Low Cost Structure at Glacier Drives Strong Operating Efficiencies

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, March 27, 2013 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce the financial and operating results for the year ended December 31, 2012 and the accompanying Corporate reserves as of December 31, 2012. **The following press release summarizes and discusses the unconsolidated financial and operating highlights for Advantage (excludes Longview Oil Corp).**

	Three months ended December 31				Year ended December 31			
		2012		2011		2012		2011
Financial ($000, except as otherwise indicated)								
Sales including realized hedging	$	36,556	$	55,555	$	126,749	$	268,336
per share [2]	$	0.22	$	0.33	$	0.76	$	1.62
per boe	$	19.15	$	26.73	$	15.97	$	31.41
Funds from operations	$	16,890	$	33,587	$	47,046	$	143,295
per share [2]	$	0.10	$	0.20	$	0.28	$	0.87
per boe	$	8.85	$	16.15	$	5.94	$	16.77
Dividends received from Longview	$	3,172	$	4,417	$	14,350	$	11,780
per share [2]	$	0.02	$	0.03	$	0.09	$	0.07
Total capital expenditures	$	35,849	$	77,176	$	130,570	$	202,147
Working capital deficit [3]	$	35,467	$	70,564	$	35,467	$	70,564
Bank indebtedness	$	161,630	$	142,548	$	161,630	$	142,548
Convertible debentures (face value)	$	86,250	$	86,250	$	86,250	$	86,250
Shares outstanding at end of period (000)		168,383		166,304		168,383		166,304
Basic weighted average shares (000)		168,383		166,249		167,509		165,371
Operating								
Daily Production								
Natural gas (mcf/d)		116,929		127,265		122,069		123,246
Crude oil and NGLs (bbls/d)		1,261		1,378		1,337		2,864
Total boe/d @ 6:1		20,749		22,589		21,682		23,405
Average prices (including hedging)								
Natural gas ($/mcf)	$	2.70	$	3.78	$	2.09	$	4.19
Crude oil and NGLs ($/bbl)	$	65.21	$	89.14	$	68.35	$	76.45
Proved plus probable reserves								
Crude oil & NGLs (mbbls)						8,611		6,185
Natural gas (bcf)						1,556.4		1,270.0
Total mboe						268,020		217,858
Reserve life index (years) [4]						35.4		26.4

(1) Non-consolidated financial and operating highlights for Advantage excluding Longview.

(2) Based on weighted average shares outstanding

(3) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities, and the other liability

(4) Based on fourth quarter average production rates

Solid Production and Successful Well Results at Glacier Drives Strong Operating Netbacks

➢ Funds from operations for the fourth quarter of 2012, excluding dividends received from Longview Oil Corp. ("Longview") increased 63% to $16.9 million or $0.10 per share as compared to the third quarter of 2012. Funds from operations improved due to a 41% increase in the average AECO Canadian natural gas price to $3.22/mcf for the current quarter as compared to $2.28/mcf for the immediate prior quarter. Advantage's realized natural gas price of $2.94/mcf in the fourth quarter includes among other factors, deductions for unutilized TransCanada pipeline firm service commitments at Glacier.

➢ The tax-free dividend income received from Longview amounted to $3.2 million ($0.02 per share) during the fourth quarter of 2012 as a result of Advantage's 45.2% ownership in the common shares of Longview.

➢ Production during the fourth quarter of 2012 averaged 20,749 boe/d (94% natural gas) and was comparable to the third quarter of 2012 which reflects our decision to maintain production at Glacier between 90 and 100 mmcf/d. Advantage production was also impacted during the fourth quarter of 2012 as production from our Lookout Butte property (approximately 1,000 boe/d) in southern Alberta was curtailed in June 2012 and was brought back on production in November 2012. The curtailment occurred due to a fire that occurred at a third party gas plant where production from Lookout Butte is processed.

➢ Advantage's average royalty rate was 3.5% for the fourth quarter of 2012 and averaged 5.7% for the entire 2012 year. Advantage's royalty rates have decreased due to lower natural gas prices and lower average royalties attributed to production from Glacier. Advantage's royalty rate was particularly low for the current quarter as we benefited from gas cost allowance adjustments received with respect to prior years.

➢ Operating expense for the three months ended December 31, 2012 was $5.23/boe ($0.87/mcf) and reflects the continued efficiencies created by processing our natural gas production through our 100% owned Glacier gas plant. Total capital expenditures for the three months ended December 31, 2012 were $35.8 million and $130.6 million for 2012. Our capital expenditures are focused primarily on Glacier development where we spent $119.2 million for the year ended December 31, 2012. This program included the completion of our Phase IV Glacier development program in June 2012 and initiation of our Phase V capital program during H2 2012.

➢ As of December 31, 2012, bank indebtedness was $161.6 million, leaving an undrawn credit facility of $138.4 million (46% available on a $300 million credit facility). In addition, Advantage's 45.2% ownership in the shares of Longview had an asset value of approximately $114 million as at December 31, 2012. Our undrawn credit facility, ownership of Longview shares and cash flow provide financial flexibility to support our continued Montney drilling and completion plans.

➢ Advantages tax pools as of December 31, 2012 are approximately $1.2 billion of which approximately $721 million are non-capital losses that are 100% deductible.

Corporate Reserve Additions Replace 736% of Production at an FD&A Cost of $4.29/boe

➢ Sproule Associates Ltd. ("Sproule") was engaged as an independent qualified reserve evaluator to evaluate and audit Advantage's year end reserves (the "Sproule Report") in accordance with National Instrument 51-101 ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook").

➢ The Reserves Summary presented in Appendix 1 are those of Advantage and excludes Longview. The Reserves Summary includes all properties of Advantage as at December 31, 2012, including those properties subject to disposition after year end. Advantage disclosed Glacier specific reserves and associated information in a press release dated March 13, 2013.

➢ Our 2012 capital program replaced 736% of corporate production adding 58.1 mmboe of Proved plus Probable reserves ("2P"). At December 31, 2012 we had 2P reserves of 268.0 mmboe with proved reserves representing 64% of the total. The vast majority of reserve additions are attributed to Glacier where improved drilling results during 2012 and improved production performance from older producing wells resulted in positive technical revisions.

➤ Finding, Development & Acquisition ("FD&A") cost on a 2P reserve basis was $4.29/boe or $0.72/mcf including the change in Future Development Capital ("FDC"), resulting in a recycle ratio of 3.4x using our fourth quarter 2012 operating netback of $14.57/boe.

➤ The strong reserve replacement efficiencies are driven primarily by our Montney development program at Glacier where recent changes in completion design and frac techniques based on comprehensive Montney core and completion studies conducted by Advantage in 2012 has resulted in increasing the average test rates by 337% in the Middle Montney and 327% in the Lower Montney. These results reinforced our earlier views that greater than 250 meters of Montney reservoir are gas charged and initial production rates and reserves can be significantly enhanced by utilizing a variety of alternative fracture stimulation techniques based upon the specific reservoir properties of each interval. This has significantly increased our confidence in the economic growth potential at Glacier which we believe will lead to significant increases in reserves and contingent resources in the future. At year end 2012, Sproule has assigned reserves to only 21.9% of the total Montney acreage at Glacier.

➤ Advantage's December 31, 2012 Net Asset Value ("NAV") is $9.26/share at a 10% discount rate pre-tax.

➤ The Corporation's 2P Reserve Life Index ("RLI") is 35.4 years using our fourth quarter 2012 average production rate.

Looking Forward – Glacier Success Drives Development Plan to Double Production to 200 mmcf/d by 2015

➤ Glacier continues to exceed our expectations in terms of well performance and cash flow netbacks due to its superior cost structure, which is among the lowest in North America. Improved results through the employment of alternative completion designs in the Middle and Lower Montney combined with delineation drilling and solid production performance from the Upper Montney resulted in a significant increase in reserves as reflected in the Sproule report. The strong results provide further confirmation on the reservoir quality, economic viability and future growth potential of Glacier even in this low gas price environment.

➤ We are currently working on a two year development plan that will increase natural gas throughput at Glacier to approximately 140 mmcf/d by the spring of 2014 and 200 mmcf/d by the spring of 2015. This plan will be designed to further delineate the Middle and Lower Montney intervals where only 2.2% and 27.6% of the total acreage, respectively, has been assigned reserves at year end 2012. The Glacier gas plant is currently capable of processing 140 mmcf/d due to expansion work that was completed in 2012. Future gas plant upgrades will be required in order to increase processing capacity to 200 mmcf/d which can be achieved with a modest amount of capital. Options to process and extract liquids from the Middle Montney will also be evaluated and included in the development plan. We anticipate announcing our capital program and budget for the period July 1, 2013 to June 30, 2014 before mid-year 2013.

➤ The additional activities undertaken in late 2012 at Glacier which included core studies, utilization of alternative completion designs and completion of additional wells in the Lower, Middle and Upper Montney formations resulted in an increase in our capital expenditure program for the 12 months ending June 30, 2013 which is anticipated to be approximately $115 to $125 million. This also includes expenditures for increasing the water disposal and the electrical power generation capacity at our Glacier gas plant which will reduce operating costs during the second half of 2013.

Commodity Hedging Program

➢ Advantage has entered into a number of natural gas hedges to reduce the volatility of future cash flows for the period from January 2013 to March 2015. Advantage now has the following hedges in place:

Period	Average Volume Hedged	Average Price $Cdn. AECO
2013 Year	29,224 mcf/d	$3.31/mcf
2014 Year	33,174 mcf/d	$3.78/mcf
2015 Q1	33,174 mcf/d	$4.01/mcf

➢ Additional details on our hedging program are available at our website at www.advantageog.com.

Strategic Alternatives Review

➢ Advantage initiated a strategic alternatives review process appointing FirstEnergy Capital Corp. and RBC Capital Markets as financial advisors and formed a special committee of the Board of Directors (the "Special Committee") to oversee the process. The financial advisors will contact a broad spectrum of parties to solicit interest in a possible sale or other strategic transaction with the Corporation.

➢ The Special Committee's financial advisors are currently compiling information in respect of the Corporation to be provided to interested parties. This information will include Advantage's December 31, 2012 year end independent reserve report which will be updated to reflect wells drilled and completed since December 31, 2012 along with an updated independent Glacier contingent resource assessment that incorporates new well results and core analysis. We anticipate these reports will be available by the end of April. It is the Corporation's current intention not to disclose developments with respect to this process until the Board has approved a specific transaction or otherwise determines that disclosure is necessary or appropriate. The Corporation cautions that there are no assurances or guarantees that this process will result in any transactions or, if any transactions are undertaken, the terms, magnitude of net proceeds, or timing of any such transactions.

Consolidated Financial Statements and MD&A

Advantage's audited consolidated financial statements for the year ended December 31, 2012 together with the notes thereto, and Management's Discussion and Analysis for the three months and year ended December 31, 2012 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and posted on our website at www.advantageog.com and filed under our profile on SEDAR at www.sedar.com.

APPENDIX 1 - Reserves

Advantage engaged our independent qualified reserves evaluator Sproule Associates Ltd. ("Sproule") to update the reserves analysis for the Company (the "Sproule Report") in accordance with National Instrument 51-101 ("NI 51-101") and the COGE Handbook.

The Sproule Report includes only Advantage's "stand-alone" reserves and excludes the assets in Longview Oil Corp.

Reserves and production information included herein is stated on a Company Interest basis (before royalty burdens and including royalty interests receivable) unless noted otherwise. This summary contains several cautionary statements that are specifically required by NI 51-101. In addition to the detailed information disclosed in this press release more detailed information on a net interest basis (after royalty burdens and including royalty interests) and on a gross interest basis (before royalty burdens and excluding royalty interests) is included in Advantage's Annual Information Form ("AIF") and is available at www.advantageog.com and www.sedar.com.

Highlights - Company Interest Reserves (Working Interests plus Royalty Interests Receivable)

	December 31, 2012	December 31, 2011
Proved plus probable reserves (mboe)	268,436	218,386
Present Value of 2P reserves discounted at 10%, before tax ($000)[1]	$1,694,555	$1,438,679
Net Asset Value per Share discounted at 10%, before tax [2]	$9.26	$9.35
Reserve Life Index (proved plus probable - years) [3]	35.4	26.4
Reserves per Share (proved plus probable) [2]	1.59	1.31
Bank debt per boe of reserves [4]	$0.60	$0.66
Convertible debentures per boe of reserves [4]	$0.32	$0.40

[1] Assumes that development of each property will occur, without regard to the likely availability to the Company of funding required for that development.

[2] Based on 168.383 million Shares outstanding at December 31, 2012, and 166.304 million Shares outstanding as December 31, 2011.

[3] Based on Q4 average production and company interest reserves.

[4] Using boe's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Company Interest Reserves (Working Interests plus Royalty Interests Receivable)

Summary as at December 31, 2012

	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Proved					
Developed Producing	1,339	15	2,292	264,110	47,664
Developed Non-producing	39	-	242	28,993	5,113
Undeveloped	47	-	1,926	694,569	117,735
Total Proved	**1,425**	**15**	**4,460**	**987,672**	**170,512**
Probable	853	10	1,992	570,411	97,924
Total Proved + Probable	**2,278**	**25**	**6,452**	**1,558,083**	**268,436**

Gross Working Interest Reserves (Working Interest only)

Summary as at December 31, 2012

	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Proved					
Developed Producing	1,279	3	2,262	262,925	47,365
Developed Non-producing	39	-	242	28,856	5,090
Undeveloped	45	-	1,926	694,563	117,732
Total Proved	**1,363**	**3**	**4,430**	**986,344**	**170,187**
Probable	827	5	1,983	570,105	97,833
Total Proved + Probable	**2,190**	**8**	**6,413**	**1,556,449**	**268,020**

Present Value of Future Net Revenue using Sproule price and cost forecasts [1][2] ($000)

	Before Income Taxes Discounted at		
	0%	10%	15%
Proved			
Developed Producing	$969,481	$527,205	$434,660
Developed Non-producing	102,564	61,127	50,732
Undeveloped	2,022,373	491,560	250,204
TOTAL PROVED	**3,094,418**	**1,079,892**	**735,596**
Probable	2,862,722	614,663	375,670
Total Proved + Probable	**5,957,140**	**1,694,555**	**1,111,266**

[1] Advantage's crude oil, natural gas and natural gas liquid reserves were evaluated using Sproule's product price forecast effective December 31, 2012 prior to the provision for income taxes, interests, debt services charges and general and administrative expenses. It should not be assumed that the discounted future revenue estimated by Sproule represents the fair market value of the reserves.

[2] Assumes that development of each property will occur, without regard to the likely availability to the Company of funding required for that development.

Sproule Price Forecasts

The present value of future net revenue at December 31, 2012 was based upon crude oil and natural gas pricing assumptions prepared by Sproule effective December 31, 2012. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next seven years are summarized in the table below:

Year	WTI Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Alberta AECO-C Natural Gas ($Cdn/mmbtu)	Henry Hub Natural Gas ($US/mmbtu)	Exchange Rate ($US/$Cdn)
2013	89.63	84.55	3.31	3.65	1.001
2014	89.93	89.84	3.72	4.06	1.001
2015	88.29	88.21	3.91	4.24	1.001
2016	95.52	95.43	4.70	5.04	1.001
2017	96.96	96.87	5.32	5.66	1.001
2018	98.41	98.32	5.40	5.74	1.001
2019	99.89	99.79	5.49	5.83	1.001

Net Asset Value using Sproule price and cost forecasts (Before Income Taxes)

The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of the Company's reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

	Before Income Taxes Discounted at		
($000, except per Share amounts)	0%	10%	15%
Net asset value per Share [1] - December 31, 2011	$27.94	$9.35	$6.43
Present value proved and probable reserves	$5,957,140	$1,694,555	$1,111,266
Undeveloped acreage and seismic [2]	31,418	31,418	31,418
Working capital (deficit) and other	(33,326)	(33,326)	(33,326)
Convertible debentures	(86,250)	(86,250)	(86,250)
Bank debt	(160,616)	(160,616)	(160,616)
Longview shares at market value	113,999	113,999	113,999
Net asset value - December 31, 2012	$5,822,365	1,559,780	976,491
Net asset value per Share [1] - December 31, 2012	$34.58	$9.26	$5.80

[1] Based on 168.383 million Shares outstanding at December 31, 2012, and 166.304 million Shares outstanding at December 31, 2011.
[2] Internal estimate

Gross Working Interest Reserves Reconciliation

Proved	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Opening balance Dec. 31, 2011	1,461	6	2,678	817,781	140,442
Extensions	4	-	1,629	49,962	9,960
Improved recovery	-	-	-	-	-
Infill Drilling	14	-	2	22,468	3,761
Discoveries	1	-	147	8,161	1,508
Economic factors	6	(1)	(132)	(2,961)	(621)
Technical revisions	183	(1)	368	136,500	23,300
Acquisitions	-	-	-	-	-
Dispositions	(77)	-	(3)	(890)	(228)
Production	(229)	(1)	(259)	(44,677)	(7,935)
Closing balance at Dec. 31, 2012	1,363	3	4,430	986,344	170,187

Gross Working Interest Reserves Reconciliation (continued)

Proved + Probable	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Opening balance Dec. 31, 2011	2,331	11	3,843	1,270,043	217,858
Extensions	5	-	2,214	71,803	14,186
Improved recovery	-	-	-	-	-
Infill Drilling	46	-	8	49	62
Discoveries	1	-	423	14,712	2,876
Economic factors	(9)	-	(218)	(4,557)	(986)
Technical revisions	140	(1)	406	172,371	29,273
Acquisitions	-	-	-	77,760	12,960
Dispositions	(95)	-	(3)	(1,054)	(274)
Production	(229)	(1)	(259)	(44,677)	(7,935)
Closing balance at Dec. 31, 2012	2,190	9	6,413	1,556,450	268,020

Finding, Development & Acquisitions Costs ("FD&A") [1][2][3]

2012 FD&A Costs – Gross Working Interest Reserves excluding Future Development Capital

	Proved	Proved + Probable
Capital expenditures ($000)	$130,570	$130,570
Acquisitions net of dispositions ($000)	(13,967)	(13,967)
Total capital ($000)	$116,603	$116,603
Total mboe, end of year	170,187	268,020
Total mboe, beginning of year	140,442	217,858
Production, mboe	(7,936)	(7,936)
Reserve additions, mboe	37,681	58,098
2012 FD&A costs ($/boe)	**$3.09**	**$2.01**
2011 FD&A costs ($/boe)	$(69.42)	$19.27
Three year average FD&A costs ($/boe)	$(0.86)	$(1.24)
2012 F&D costs ($/boe)	**$3.44**	**$2.24**
2011 F&D costs ($/boe)	$8.10	$10.89
Three year average F&D costs ($/boe)	$5.00	$5.38

NI 51-101
2012 FD&A Costs – Gross Working Interest Reserves including Future Development Capital

	Proved	Proved + Probable
Capital expenditures ($000)	$130,570	$130,570
Acquisitions net of dispositions ($000)	(13,967)	(13,967)
Net change in Future Development Capital ($000)	131,511	132,737
Total capital ($000)	$248,114	$249,340
Reserve additions, mboe	37,681	58,098
2012 FD&A costs ($/boe)	**$6.58**	**$4.29**
2011 FD&A costs ($/boe)	$(60.95)	$21.38
Three year average FD&A costs ($/boe)	$5.05	$1.48
2012 F&D costs ($/boe)	**$6.91**	**$4.51**
2011 F&D costs ($/boe)	$9.79	$8.85
Three year average F&D costs ($/boe)	$9.62	$6.97

[1] Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production. For continuity, Advantage has presented herein FD&A costs calculated both excluding and including FDC.

[2] The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect Sproule's best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.

[3] In all cases, the FD&A number is calculated by dividing the identified capital expenditures by the applicable reserve additions. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 MCF:1 BBL is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, but not limited to, the estimated royalty rate for the life of a Glacier Montney horizontal well; the Corporation's anticipated drilling and completion plans; estimated production from the remainder of 2013 from the completion of the Corporation's wells drilled inventory; effect of undrawn credit facility, ownership of Longview shares and cash flow on the Corporation's financial flexibility and drilling and completion plans; terms of the Transaction, including the anticipated timing of the completion thereof and the use of these proceeds therefrom and the effect on the Corporation's credit facility; current status and the plans of the Special Committee in relation to the Corporation's strategic alternatives review process; expected effect of utilizing a variety of alternative fracture stimulation techniques on initial production rates and reserves; the Corporation's development plan to increase production at Glacier and the anticipated production levels and timing thereof; and the Corporation's estimated capital expenditure program for the 12 months ending June 30, 2013. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; risk related to the Transaction, including failure to complete the Transaction on the terms contemplated or at all; failure to realize the anticipated benefits of the sale of the Corporation's non-core assets; failure to realize the benefits from or complete a transaction pursuant to the strategic alternatives review process; ability to obtain required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the extimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

References in this press release to initial production test rates, initial "productivity", initial "flow" rates, "flush" production rates and "behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under IFRS. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.